APP. E4				REGULATION OF INVESTMENT ADVISORS

CUSIP No._029166105______________	13G
	Page______of______Pages
________________________________________________________________________
1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CRA Real Estate Securities, LP 					232802869
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)____
(b)____
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
259 N.Radnor Chester Road, Suite 205 , Radnor, PA  19087

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5. SOLE VOTING POWER
680,996 shares, sole voting power
6. SHARED VOTING POWER
No shares under shared voting power
7. SOLE DISPOSITIVE POWER
703,296 shares, sole dispositive power
8. SHARED DISPOSITOVE POWER
No shares under shared dispositive power

9. AFFREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
703,296 shares
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.5%
12.  TYPE OF REPORTING PERSON*
1A




















SCHEDULE 13G						APP. E4

			              UNITED STATES
		  SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C.  20549



				SCHEDULE 13G

			Under the Securities Exchange Act of 1934
				(Amendment No _______)*
			American Real Estate Investors Corporation
				(Name of Issuer)
				Common Stock
			          (Title of Class of Securities)
				   029166105
				(Cusip Number)

Check the following box if a fee is being paid with this statement ____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












Sec 1745 (6-88)



					E4-1




Items
Item 1
(a) American Real Estate Investors Corporation
(b) 620 W. Germantown Pike, Suite 200
Plymouth Meeting, PA  19462

Item 2
(a) CRA Real Estate Securities, L.P.
(b) 259 N. Radnor-Chester Road, Suite 205
Radnor, PA  19087
(c) N/A
(d) Common Stock
(e) 029166105

Item 3

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4
(a) 703,296 shares
(b) 9.5%
(c)
(i.)  680,996 shares, sole voting power
(ii.) No shares under shared voting power
(iii.) 703,2966 shares, sole dispositive power
(iv.) No shares under shared dispositive power

Item 5
N/A

Item 6
N/A

Item 7
N/A

Item 8
N/A

Item 9
N/A

Item 10
T. Ritson Ferguson, President